

MPI Digital Email,

XXXX, I hope all is well. I hope all is well. My plate is pretty full right now and I wanted to give you a brief update on something I'm working on. I thought you might find it of interest.

As most of you know, I just finished my 2-year term as Board Chair of our regional Chamber of Commerce. Now, I'm refocusing my energy on the ever-changing role of artificial intelligence and its potential to disrupt some key industries. With that as background, I recently founded a HR tech startup with the intention of harassing the power of AI to disrupt the human resource consulting industry. As we start the process of raising capital, I thought of you all because some of you might have an interest in getting in on the ground floor of a tech start up. If you have an interest in learning more about the opportunity just shoot me a note and I will send you a more detailed overview for your use or to send on to other potential angel investors.

I would love to work with you on this. Let me know if you have an interest.

John H. Hawkins
President, Founder
MPI Digital

MPI DIGITAL

NOTE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



September 19, 2024

Hello investors, this is John Hawkins, President | Founder of MPI Digital. I hope this note finds you well. I'm reaching out to share some exciting news about our new company, *MPI Digital HR, LLC*, a cutting-edge, artificial intelligence supported platform with a focus on transforming the traditional HR business partner and HR consulting roles across organizations.

The Problem:
The current human resources consulting global market consists of five to seven key players and +65K small, highly fragment companies which participate in the $100 billion human resource consulting market.

Additionally, low level human resource administrative functions such as benefits administration, payroll management, recruitment interview scripts are being consumed by artificial intelligence which represents an existential threat to traditional HR roles and HR consulting. The skills and capabilities of HR Business partners and consultants is highly variable based on the experience of the practitioner. The opportunity exists to bring greater efficiency and capability to the HR business partner and consultant experience especially in areas such as HR handbooks, grievance resolution, employee relations, and performance management. Additionally, client organizations continue to need high level legal, employee training and high-level HR strategic consulting for activities which put the organization at risk. Organizations still want to hold individuals accountable for high level areas of risk.

Our Unique Solution:
MPI Digital is uniquely positioned to fill this need based on the success of its parent company, MPI Consulting, with +50 years of success as a leading human resources provider on matters related to Employee and Labor Relations. MPI Digital intends to create a disruption to traditional HR business partner roles and accelerate the consolidation of human resource business consulting via artificial intelligence decision support tools. MPI Digital will offer a proprietary 24/7, human resource business partner chat bot solution which will reduce costs, increase responsiveness, and better equip frontline leaders to address key issues related to employee and labor relations.

Why is this a Great Opportunity?
• **Digital Platform**: MPI Digital has developed a self-paced training platform for frontline leader training and is developing a prototype for an AI supported chat bot which promises to disrupt the role of the traditional Human Resource Business Partner. We will leverage MPI's parent company (MPI Consulting) +50 years of experience as a world class leader in human resource consulting.
• **Proven Track Record**: MPI Consulting has +50 years of experience in human resources consulting, is viewed as a thought leader in its field and is led by John Hawkins one of the top 25 management consultants in the US. Our frontline leader platform offers real time insights for individuals and group cohorts with interactive assessments and exercises to reinforce participant learning.
• **Market Potential**: the human resource global training and consulting market is currently +$70 billion annually and is projected to reach $125 billion annually over the next seven years and is growing at +7% per year.

Ask: We are currently seeking an initial raise of $500,000 as part of a pre-seed, angel investment round to build, launch and validate our minimum viable product which includes completing our chat bot prototype and launch roadmap. Investments in this round will be in the form of convertible equity or a

6836 ashfield drive ·cincinnati, oh 45249 · 800.543.6744 tel 513.721.6611   fax 513.762.8588

www.mpidigitalhr.com



SAFE (Simple Agreement for Future Equity) in MPI Digital HR, LLC. This initial, "first money in" investment will position us for additional follow-on investment with traditional venture capital investors.

This is an excellent opportunity to get in on the ground floor as we enter the artificial intelligence evolution. We would welcome the opportunity to discuss this investment opportunity with you further. Please let us know a convenient time for a meeting or a call.

Regards.

John H. Hawkins
President | CEO
MPI Di ital



NOTE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

This letter and any files transmitted with it are confidential and are intended solely for the use of the addressee. If you are not the intended recipient, or a person responsible for delivering this letter to the intended recipient, you are hereby notified that you have received this letter in error and that any use, dissemination, distribution, forwarding, printing or copying of this letter is strictly prohibited. If you have received this letter in error, please notify me immediately by replying to this letter and deleting it from your computer. Thank you.

6836 ashfield drive · cincinnati, oh 45249 · 800.543.6744 tel 513.721.6611 fax 513.762.8588

www.mpidigitalhr.com







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